SEC FILE NUMBER: 000-49712
                                                         CUSIP NUMBER: 16936Y100


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-K and Form 10-KSB   |_| Form 11-K   |_| Form 20-F
             |_| Form 10-Q and Form 10-QSB   |_| Form 10-D   |_| Form N-SAR
             |_| Form N-CSR

         For Period Ended: September 30, 2007
                           ------------------

         |_| Transition Report on Form 10-K and Form 10-KSB

         |_| Transition Report on Form 20-F

         |_| Transition Report on Form 11-K

         |_| Transition Report on Form 10-Q and Form 10-QSB

         |_| Transition Report on Form N-SAR

         For Transition Period Ended:
                                      ------------------------------------------


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

CHINA BAK BATTERY, INC.
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Full Name of Registrant

BAK Industrial Park, No. 1 BAK Street
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Address of Principal Executive Office (Street and Number)

Kuichong Town, Longgang District, Shenzhen, 518119, People's Republic of China
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City, State and Zip Code

                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K or Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form
            N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail why Form 10-K or 10-KSB, 20-F, 11-K, 10-Q or 10-QSB, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

China BAK Battery, Inc. (the "Company") is filing this Form 12b-25 with respect to its annual report on Form 10-K for the year ended September 30, 2007 (the "2007 Form 10-K") because of unanticipated delays in the completion of its financial statements and the notes thereto as a result of the change of its auditors early in 2007. In particular, the Company's former auditors have not yet had an opportunity to complete applicable review processes required to provide the Company with necessary consents. Due to the additional time required, the Company could not file the 2007 Form 10-K in a timely manner without unreasonable effort or expense. The Company expects to file the 2007 Form 10-K on or before December 29, 2007.

The Company has determined that it did not maintain effective internal controls over financial reporting as of September 30, 2007 as a result of the following material weaknesses:

     Entity Level Material Weakness - Control Environment

We did not maintain effective controls over the financial reporting processes due to an insufficient complement of personnel with a level of accounting knowledge, experience and training in the application of U.S. GAAP commensurate with our financial requirements. Additionally, our senior management lacked an adequate level of accounting knowledge, experience and training in the application of U.S. GAAP, and did not implement adequate and proper supervisory review to ensure the consolidated financial statements were prepared in conformity with U.S. GAAP and with SEC requirements.

     Process Level Material Weakness - Procedures and Transactions

We did not maintain adequate procedures to properly account for deferred taxes under U.S. GAAP. Specifically, we did not have effective control procedures over the identification and measurement of differences between the respective tax and financial reporting bases of certain assets and liabilities and the determination of the applicable income tax rate to ensure that deferred taxes were accurately presented in our consolidated financial statements. This material weakness resulted in a material adjustment to our preliminary consolidated financial statements as of September 30, 2007. The need for this adjustment was initially identified by our external auditor and subsequently implemented by our management.

The Company expects that its external auditors will issue an adverse opinion on the Company's internal controls environment as of September 30, 2007, as a result of these material weaknesses. The Company will provide a discussion of the remediation actions that it has implemented in the 2007 Form 10-K. In accordance with Section 404 of the Sarbanes-Oxley Act, the Company and its auditors continue to assess the overall controls environment and its effectiveness.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      Tony Shen (Chief Financial Officer)     (86-755)      8977-0093
      -------------------------------------   -----------   --------------------
                   (Name)                     (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             |X| Yes |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      On December 13, 2007, the Company issued a press release announcing preliminary financial and operating data for the fiscal quarter and year ended September 30, 2007. The press release was furnished as Exhibit 99.1 to the Company's Current Report on Form 8-K dated December 13, 2007. Such 8-K, including Exhibit 99.1 thereto, is hereby incorporated by reference and made a part hereof.

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
                            CHINA BAK BATTERY, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  December 17, 2007                    By: /s/ Tony Shen
       -----------------------------            -------------------------
                                                Name: Tony Shen
                                                Title:  Chief Financial Officer